NAME OF REGISTRANT:
Franklin Tax-Free Trust
File No. 811-04149

EXHIBIT ITEM No. 77I(b): Terms of new or amended securities


The Franklin Federal Limited-Term Tax-Free Income Fund (Federal Limited
Fund), a series of Franklin Tax-Free Trust, began offering Advisor Class shares on February 1, 2011. Therefore, as of February 1, 2011, the Federal Limited Fund offers two classes of shares, Class A and Advisor Class.

Shares of each class represent proportionate interests in the assets of the Federal Limited Fund and have the same voting and other rights and preferences as any other class of the Federal Limited Fund for matters that affect the Federal Limited Fund as a whole. For matters that only affect one class, however, only shareholders of that class may vote. Each class will vote separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law.